PROMISSORY NOTE

$200,000.000	Dated: May 22, 2007
(Original Prinicipal Amount)	("Issuance Date")

SUBJECT to receipt from Payee of the Principal on or before May 28, 2007, Dais Analytic Corporation, having a location at 11552 Prosperous Drive, Odessa, Florida 33556 (the “Company”), hereby promises to pay to the Robb Charitable Trust (the Payee”), the principal amount of Two Hundred Thousand Dollars ($200,000.00) (“Principal”) together with interest thereon calculated from the Issuance Date in accordance with the provisions of this Promissory Note as amended, modified or supplemented from time to time (“Note”).

1.  Loan Terms.
         (a) Interest.  Interest shall accrue on the unpaid Principal beginning thirty (30) days after the Issuance Date. The interest shall be computed at the rate of 12 percent (12%) per annum with said interest rate increasing by one percent (1%) per annum sixty (60) days after the Issuance  Date and for each 30 day period thereafter in which Principal remains outstanding, provided in no event shall the interest rate under this Note exceed eighteen per cent (18%) per annum (i.e. if $200,000 in Principal were outstanding on September 15, 2007 the interest on this Note would be computed at a rate of 14%)

         (b) Maturity Date.  On January 20, 2008, Company shall pay to the order of Payee at the address indicated above the outstanding Principal and all accrued but unpaid interest due under the Note (“Maturity Date”).

         (c) As of the Maturity Date any Principal outstanding together with any accrued but unpaid interest on the Note shall be due and payable upon demand. The Note shall be unsecured but with full recourse against Company. Company may repay the Principal and any accrued but unpaid interest in full or in part at any time without penalty. Upon payment of Note the Payee will mark said Note paid in full and send it to Company.

2.  Transfer of Notes.   Neither Party may assign the Note without the prior written approval of the other Party which shall not be unreasonably withheld. Not withstanding the foregoing Company may withhold approval of any such transfer to a competitor.

3.  Warrant. In addition, Company shall issue to Payee a warrant permitting Payee to purchase a set quantity of shares of Company’s One Cent ($.01) par value common stock exercisable. The number of warrant shares subject to this warrant shall be Five Thousand (5000) for each month during which the Principal is outstanding (i.e. if the Principal is outstanding as of September 15, 2007 the shares subject to the warrant will be 25,000) The term of the warrant shall be five (5) years from date of issuance and the exercise price per share is fifty-five cents ($.55). One third of the Warrant Shares shall be exercisable six months after the date the warrant is issued, two thirds of the total number of Warrant Shares shall be exercisable one year after the date the warrant is issued and all Warrant Shares shall be exercisable eighteen months after the date the Warrant is issued. If the price of the Company’s common stock on the OTC:BB or other registered exchange exceeds one dollar and fifty cents ($1.50) for greater than ten (10) consecutive trading days the Company may require you to exercise and pay for all your Warrant Shares within ten (10) business days of mailing of notice or the warrant will automatically terminate. By accepting this Note, Payee hereby agrees to enter into a registration rights agreement with respect to the shares issuable under this warrant. The registration rights agreement will provide, along with other customary provisions, that the Company will, as part of its initial SB2 filing, undertake to register these warrant shares. The securities issuable under this warrant have not been registered under the Securities Act of 1933 and may not be sold, transferred or otherwise disposed of unless registered under that Act or an exemption from registrations is available.

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May 12, 2007

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5.  Events of Default. Events of Default.  If any of the following events takes place before the Maturity Date (each, an “Event of Default”), Payee at its option may declare all outstanding Principal and accrued but unpaid interest thereon immediately due and payable; provided, however, that this Note shall automatically become due and payable without any declaration in the case of an Event of Default specified in clause (iii) or (v), below:

(i)	Company fails to make payment of the full amount due under this Note within thirty (30) days of a demand following the Maturity Date; or
(ii)	A receiver, liquidator or trustee of Company is appointed by a court order; or
(iii)	Company is adjudicated bankrupt or insolvent; or
(iv)	Company files a petition in voluntary bankruptcy or requests reorganization under any provision of any bankruptcy or reorganization or consents to the filing of any petition against it under such law, or
(v)	Any petition against Company is filed under bankruptcy or receivership law and said petition is not vacated within 90 days; or
(vi)	Company makes a formal general assignment for the benefit of its creditors, or consents to the appointment of a receiver or liquidator of Company; or
(vii)	An attachment or execution is levied against the majority of Company’s assets that is not released within 90 days; or
(viii)	Company dissolves, liquidates or ceases business activity, or transfers its assets other than in the ordinary course of business; or
(ix)	Company breaches any material covenant or agreement on its part contained in this Note and such breach is not cured within 60 days of notice to Company.

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May 12, 2007

6.  Amendment; Waiver.  This Note contains the entire agreement between the Parties and may be amended, modified or changed only by a written instrument executed by the Parties.

7.  Choice of Law.  This Agreement shall be construed in accordance with and governed by the internal laws of the State of New York, without reference to principles of conflict of laws.

8.  Notices/ Headings/Counterparts.  All notices and other communications hereunder shall be in writing; shall be delivered by hand delivery to the other Party or mailed by registered or certified mail, return receipt requested, postage prepaid; shall be deemed delivered upon actual receipt to the address for said Party as first written above or such other address as either party shall have furnished to the other in writing in accordance herewith. The paragraph headings contained in this Agreement are reference purposes only and shall not affect in any way the meaning or interpretation of the provisions hereof.

9.  Severability.  If any provision in or obligation under this Agreement shall be invalid, illegal or unenforceable in any jurisdiction, the validity, legality and enforceability of the remaining provisions or obligations, or of such provision or obligation in any other jurisdiction, shall not in any way be affected or impaired thereby.

            IN WITNESS WHEREOF, the Company has executed and delivered this Note on the date first written above.
DAIS ANALYTIC CORPORATION

By:	/s/ Timothy N. Tangredi
Timothy N. Tangredi
President

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